Exhibit 1

JOINT FILING AGREEMENT

THIS AGREEMENT is dated as of December 15, 2005, and is made by and among ComVen V, LLC, a Delaware limited liability company, ComVentures V, L.P., a Delaware limited partnership, ComVentures V-B CEO Fund, L.P., a Delaware limited partnership; ComVentures V Entrepreneurs’ Fund, L.P., a Delaware limited partnership; Roland A. Van der Meer, a Managing Member of ComVen V, LLC; James L. McLean, a Managing Member of ComVen V, LLC; and Michael P. Rolnick, a Managing Member of ComVen V, LLC (collectively, the “Reporting Persons”).

WHEREAS, each Reporting Person beneficially owns shares of common stock $0.001 par value, of Axesstel, Inc., a Nevada corporation (the “Securities”); and

WHEREAS, each Reporting Person desires by this Agreement to provide for the joint filing of a Schedule 13D, and all amendments thereto, with the Securities and Exchange Commission.

NOW, THEREFORE, the parties hereto agree as follows:

1. Each Reporting Person will join in the preparation and filing of a single statement containing the information required by Schedule 13D, and all amendments thereto, and the Schedule 13D and all such amendments will be filed on behalf of each Reporting Person. Each Reporting Person is eligible to use the Schedule 13D on which such information is filed.

2. Each Reporting Person will be responsible for the timely filing of the Schedule 13D, and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein. No Reporting Person will be responsible for the completeness or accuracy of the information concerning any other Reporting Person contained in the Schedule 13D or any amendment thereto, except to the extent such Reporting Person knows or has reason to believe that such information is inaccurate.

3. This Agreement may be executed in counterparts, all of which when taken together will constitute one and the same instrument.